SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 6)

                            NorthWestern Corporation

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                                (Name of Issuer)

                    Common Stock, par value $0.001 per Share

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                         (Title of Class of Securities)

                                    668074305
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                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2006

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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                  SCHEDULE 13D
                                 AMENDMENT NO. 6

     This Amendment amends the Schedule 13D filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert, and Michael D. Luce (the "Reporting Persons"), dated November 12, 2004, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons dated February 15, 2005, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons dated August 17, 2005, as amended by Amendment No. 3 to
Schedule 13D filed by the Reporting Persons dated October 19, 2005, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons dated November 28, 2005, as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons dated December 15, 2005 (as amended, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share, of NorthWestern Corporation (the "Issuer"). Capitalized terms used in this Amendment without definition have the meanings assigned in the Schedule 13D.

Item 4. Purpose of Transaction.
        ----------------------

     Item 4 of the Schedule 13D is amended by adding the following disclosure:

     On January 5, 2006, Master Fund sent a letter to the Issuer, a copy of which is filed with this Amendment as Exhibit J. As described in the letter, Master Fund sent the letter to obtain the opinion of the Board of Directors of the Issuer on whether certain actions which may be taken by Master Fund or other stockholders of the Issuer are permitted under the Issuer's rights agreement, dated December 5, 2005, and to confirm when the Issuer intends to hold its annual meeting.

     The Reporting Persons continue to hold the Shares for investment purposes only.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

     Item 7 of the Schedule 13D is amended by adding the following exhibits.

Exhibit J: Letter from Master Fund to the Issuer dated January 5, 2006.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2006


                              Harbert Distressed Investment Master Fund, Ltd.

                                        By:  HMC Distressed Investment Offshore
                                             Manager, L.L.C.
                                        By:  HMC Investors, L.L.C., Managing
                                             Member

                                        By:  /s/ Joel B. Piassick
                                             --------------------
                                             Joel B. Piassick

                              HMC Distressed Investment Offshore Manager, L.L.C.

                                        By:  HMC Investors, L.L.C., Managing
                                             Member

                                        By:  /s/ Joel B. Piassick
                                             --------------------
                                             Joel B. Piassick

                              HMC Investors, L.L.C.

                                        By:  /s/ Joel B. Piassick
                                             --------------------
                                             Joel B. Piassick

                                             /s/ Philip Falcone
                                             --------------------
                                             Philip Falcone

                                             /s/ Raymond J. Harbert
                                             --------------------
                                             Raymond J. Harbert

                                             /s/ Michael D. Luce
                                             --------------------
                                             Michael D. Luce

                                    Exhibit J
                                    ---------

                 HARBERT DISTRESSED INVESTMENT MASTER FUND, LTD.
                       c/o 555 Madison Avenue, 16th Floor
                               New York, NY 10022

                                             January 5, 2006

Members of the Board of Directors
  of NorthWestern Corporation
NorthWestern Corporation
125 S. Dakota Avenue
Sioux Falls, SD  57104-6403

Gentlemen and Ms. Johnson:

     As you know, Harbert Distressed Investment Master Fund, Ltd. ("Harbert") holds approximately 20% of the common stock and approximately 33% of the warrants of NorthWestern Corporation ("NorthWestern" or the "Company"). The Board of Directors is already aware that Harbert is profoundly dissatisfied with the actions and inactions of the Board in rebuffing various offers to buy the Company and adopting a Poison Pill which we believe are a breach of its fiduciary duty to create stockholder value and are in direct opposition to good corporate governance. We provided the Board with an outline of our thoughts in that regard in our letter dated December 15, 2005.

     Over the past several months we have been contacted by many stockholders of the Company that share our dissatisfaction with the Board. We are interested in a fair and ethical process that will maximize value for all stockholders, adhere to principles of stockholder rights and best corporate practices and be transparent to all stakeholders - stockholders, regulators and the Company's customers. Therefore we will propose a slate of directors and solicit stockholders to vote for our slate with the goal of removing the current Board at the Company's next annual meeting. Unfortunately, the entrenching moves that the Board has already taken have raised a number of questions that need to be answered:

     1) We wish to communicate with the Company's other stockholders to ask them to provide us with the names of suitable candidates for election as directors. We are looking for strong candidates who will have broad stockholder support and will be committed to enhancing value for all stockholders through a fair sales process.

     As the Board is aware, the recently adopted Poison Pill contains a provision that may prevent stockholders who collectively own more than 15% of the Company's stock from joining together to replace the Board (the "Management Protection Provision"). It is difficult for us to understand what could possibly justify the Management Protection Provision. Nevertheless, the presence of the Management Protection Provision raises questions about our ability to talk to other stockholders without triggering the Poison Pill. Although the Management Protection Provision seems to be a clear manipulation of the corporate machinery for the purpose of entrenchment in what we believe is a violation of Delaware law, we need to know whether the Board will claim that our seeking the names of potential nominees from other stockholders would trigger it. Please inform us of the Board's position on this matter.

     2) We are also concerned that based on our reading of the language in the Poison Pill, the Board might claim that other stockholders who provide us with names of potential nominees will have secretly entered into an "agreement, arrangement or understanding" with us to vote in favor of those nominees in violation of the Management Protection Provision. Please confirm that the Board will not take this position, which would amount to a claim that the Poison Pill had been triggered.

     3) We expect that other stockholders will communicate with us and with each other about our proposed slate of directors and that we will encourage other stockholders to vote for our nominees. Please inform us whether the Board will claim that such communication among the stockholders would trigger the Poison Pill.

     4) Based upon our conversations with members of the Board and the stockholder letters and stockholder lawsuit that have now been publicly disclosed, it seems clear that the Board will likely lose a proxy fight at the next annual meeting. Annual meetings are traditionally held in the utility industry in April or May. However, at least one Board member and Credit Suisse First Boston, the Board's financial advisor, warned us that the Board might try to stay in power by delaying the annual stockholder's meeting until August. This type of delay would be significantly detrimental to the offers made by MPPI and Black Hills or any other offer that may be made by any other potential acquirer. Such a delay would, in our view, unnecessarily prolong the unfortunate circumstances in which the Company now finds itself where a majority of stockholders, the owners of the Company, do not support the Board.

     We strongly urge you to hold the annual meeting as soon as possible to resolve this situation and we need to know when the Board intends to hold such meeting. We strongly encourage the Board to hold the meeting by the end of March or as soon as possible after the Company's annual report has been finalized. We anticipate the Company's annual report will be available no later than March 14, 2006 and if this is not the case, please tell us the reasons for your expected delay. Please confirm that under no circumstances will the annual meeting be delayed to later than April or May, the normal time for such meetings. We also need to know the date for the submission of our slate of nominees for inclusion in the Company's proxy material.

     We request that you respond to these questions within five business days so we may promptly proceed with finding a slate of nominees and preparing for a proxy contest. We would much rather have the Board's prompt guidance than the wasteful expense (the Company's and ours) of seeking a court determination. If you would like, your counsel may respond directly to our counsel: M. Douglas Dunn or John T. O'Connor at Milbank, Tweed, Hadley & McCloy, LLP at 212-530-5000.

                                             Sincerely,

                                             Philip Falcone

03773.0003 #631705